Exhibit 99.2

CBL & ASSOCIATES PROPERTIES, INC.
CONFERENCE CALL, FIRST QUARTER
April 30, 2013 @ 11:00 AM ET

Stephen:

Thank you and good morning. We appreciate your participation in the CBL & Associates Properties, Inc. conference call to discuss first quarter results. Joining me today are Farzana Mitchell, Executive Vice President and Chief Financial Officer and Katie Reinsmidt, Senior Vice President - Investor Relations and Corporate Investments, who will begin by reading our Safe Harbor disclosure.

Katie:

This conference call contains "forward-looking statements" within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties. Future events and actual results, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. We direct you to the Company's various filings with the Securities and Exchange Commission including, without limitation, the Company's most recent Annual Report on Form 10-K. During our discussion today, references made to per share amounts are based upon a fully diluted converted share basis.

During this call, the Company may discuss non-GAAP financial measures as defined by SEC Regulation G. A reconciliation of each non-GAAP financial measure to the comparable GAAP financial measure will be included in the earnings release that is furnished on Form 8-K along with a transcript of today's comments and additional supplemental schedules. This call will also be available for replay on the Internet through a link on our website at cblproperties.com.

Stephen:

Thank you, Katie.

2013 is off to a great start for CBL, putting us on track for another strong year. We are pleased with the relative outperformance of our stock year-to-date, and the good news is that we see sizable upside remaining. The CBL portfolio is only getting better. Last year we were very successful in adding several high-growth properties that are a perfect fit with our market-dominant strategy. We coupled this with a number of non-core asset sales through our disposition program; allowing us to redeploy capital into higher-growth investments. We've continued this activity into this year with the acquisition of the remaining 51% interest in Kirkwood Mall in Bismarck, ND, and more than $40 million in asset sales. We also have a growing pipeline of new developments, as well as redevelopment projects to further strengthen the market position of our properties. Operationally, our portfolio sustained its momentum from last year and posted strong results for the first quarter even against a tough NOI comp last year. We were successful in achieving double-digit leasing spreads, a major goal of ours for the year. We also generated a 40 basis point increase in portfolio occupancy despite the short-term vacancy we intentionally created as part of our tenant upgrade strategy. Same-center NOI growth was solid at 1%, and FFO of $0.53 per share exceeded consensus, growing 8.2%.

LEASING AND OCCUPANCY
The 40 basis point increase in the overall portfolio occupancy to 92.2% was primarily driven by continued lease-up in our community and associated center portfolios. For stabilized malls, occupancy was relatively flat year-over-year at 91.7%. As the supply-demand dynamic has shifted more in our favor, we have increased our focus on upgrading tenant mix and productivity. During the first quarter, we intentionally allowed a number of spaces to become vacant where we saw opportunity to replace underperforming retailers with higher quality stores. While this decision creates downtime and resulted in flat mall occupancy in the quarter, it will contribute to better mall performance and NOI growth later in the year and in the future. In anticipation of these spaces becoming available, leases have already been executed or are out for signature with exciting additions to our properties such as Michael Kors, Crazy 8, Chico's, White House|Black Market, Tilly's, Vera Bradley and H&M. The new leasing spreads of almost 33% reported in the first quarter are indicative of the rationale behind this strategy.

As we have said previously, one of our major goals for the year is to achieve double-digit leasing spreads. We were pleased that overall for the first quarter, leases for stabilized malls were signed at a 10.8% increase over the prior gross rent per square foot. Renewal rents were signed at a 3.4% increase and new leases were signed at a 32.9% increase. We had a higher proportion of 2013 leases come up for renewal during the first quarter, which put pressure on the average spread; however, we expect our renewal spreads to improve throughout the year. We have reduced the number of renewals that are for terms less than three years, to fewer than 35% of leases signed in the first quarter, which reflects the improving quality of our releasing efforts.

RETAIL SALES:
First quarter sales were positive with strong results in January and a more moderate showing for February and March. January's strength was assisted by the extra week in the calendar and while March business at many of our malls was hurt by the prolonged winter weather, the month ended strongly with the earlier Easter holiday. Rolling-12-month portfolio mall sales increased a healthy 4.4% to $355 per square foot compared with $340 in the prior year period. We are still anticipating sales increases for the full year in the range of 3-4%.

I'll now turn it over to Katie for her comments.

Katie:

Thank you, Stephen.

ACQUISITIONS
Subsequent to the end of the quarter, we completed the acquisition of the remaining 51% interest in Kirkwood Mall in Bismarck, ND. The aggregate purchase price for Kirkwood Mall is $121.5 million including the assumption of a $40.4 million non-recourse loan with a fixed interest rate of 5.75%, maturing in April 2018.

Kirkwood Mall represents a tremendous opportunity for CBL. The mall enjoys significant growth and upside with its proximity to the Bakken Formation and benefits from the stability afforded from its location in the capital city. Mall sales were up double digits in 2012 to over $400 per square foot. Occupancy costs are low at around 9%, providing a great opportunity to improve NOI through higher rents on rollover leasing. We will continue to monitor additional acquisition opportunities that come to market as well as look for off-market transactions.

DISPOSITIONS/CAPITAL MARKETS
Our disposition and capital markets activity also started off well. In the first quarter we raised over $105 million in equity capital through the initial tapping of our ATM and from sales of non-core assets.

On March 1st we put our $300 million ATM program in place. During the first quarter we sold 2.7 million shares at a weighted average price of $23.58 per share, near the quarter's high. There were actually only four trading days during the quarter that topped this price level. These sales generated net proceeds of just over $62 million.

During the first quarter we completed the disposition of five office buildings in Greensboro and Raleigh, NC, and Newport News, VA, for a net sales price of $43.5 million. We have five additional wholly-owned office buildings that we are completing final lease up on and we should be in a position to bring these to the market later this year. Selling non-core and mature properties such as office buildings, lower productivity malls and community centers continues as one of our strategies to provide additional capital.

DEVELOPMENT
Our development and redevelopment pipeline is accelerating this year as well. We have several new development projects that began construction during the first quarter. We broke ground in March on our new 65/35 joint venture development project in Slidell, LA with Stirling Properties. Phase I of Fremaux Town Center is a 295,000-square-foot power center development with Dick's Sporting Goods, Michaels, Kohl's, PetSmart, T.J.Maxx, ULTA and additional shops and restaurants. The project is located on the northern shore of Lake Pontchartrain across from the city of New Orleans, an area that has experienced tremendous growth following Hurricane Katrina. Phase I is already 70% leased or committed with a grand opening slated for the second quarter of 2014 and the fashion-focused second phase of approximately 300,000 square feet is well into the planning process.

In Woodstock, GA we will be celebrating the grand opening of our newest outlet center development, The Outlet Shoppes at Atlanta, on July 18th. The 94% leased or committed center will open with a terrific retail line-up including Saks Fifth Avenue Off 5th, Nike, Coach, Asics, Columbia Sportswear, and Juicy Couture. Atlanta will represent the fourth outlet center in our portfolio and we expect to make an announcement before RECon of our new outlet project as part of our joint venture program with Horizon.

In June we will open The Crossings at Marshalls Creek, our 103,000-square-foot shopping center development in Stroudsburg, PA. The 88% leased or committed shopping center development will be anchored by Price Chopper super market and Rite Aid and will feature approximately 22,000 square feet of stores and restaurants.

With new construction at an all-time low, we have a tremendous window of opportunity to capture incremental market-share at our existing properties. A great example of how we are executing on this strategy is our expansion project at Cross Creek Mall in Fayetteville, NC. Cross Creek is one of our most productive centers, maintaining a full occupancy rate and generating sales approaching $550 per square foot. In 2012, the mall underwent an interior and exterior renovation with updated entrances, lighting, flooring, new seating areas and other amenities. During the quarter, we started construction on a 46,000-square-foot exterior expansion that will allow us to accommodate a number of retailers that are in-demand by the market. This expansion is 91% leased or committed with retailers including Chico's, LOFT, White House | Black Market, Men's Wearhouse and Reed's Jewelers and will open late this year.

We also recently announced a restaurant district at Volusia Mall in Daytona Beach, FL, as an expansion to the property, which is located immediately across from Daytona Motor Speedway. The project includes iHOP, Olive Garden and Bahama Breeze with openings scheduled for late 2013.

We are working on a number of other redevelopments and expansions at several of our properties and see this activity generating ongoing upside to CBL both financially and in terms of our ability to strengthen the market dominance of our properties. We will be pre-leasing these projects in Las Vegas and hope to be in the position to make additional announcements as the year progresses.

I will now turn the call over to Farzana to provide a financing update as well as a review of first quarter financial performance.

Farzana:

Thank you, Katie.

During the quarter we continued to make progress towards our goal of obtaining an investment grade rating. To achieve this objective, we are making strides towards establishing a balance between secured and unsecured debt. Late last year we completed the conversion and expansion of our unsecured credit facilities to $1.2 billion. In February, we closed on the extension and modification of our $105 million line of credit, converting it to a $100 million unsecured line of credit and a fully-funded $50 million unsecured term loan. This line of credit matures in February 2016 and has a spread of 185 basis points over LIBOR based on our current leverage, which is an annual savings of 40 basis points from the previous facility. The term loan matures in February 2018 and is at 190 basis points over LIBOR.

We are utilizing our combined $1.3 billion of credit facilities to pay-off maturing loans. Today, we have approximately 30% of our total NOI unencumbered. The unencumbered NOI pool will grow further as we retire additional maturing loans on wholly-owned properties over the upcoming years. To maintain capacity on our lines, we envision putting a five-to-seven year term loan in place later this year to provide liquidity for investments in our growing development pipeline and to retire maturing loans.

Ultimately, when we achieve an investment grade rating, we will issue long-term, fixed-rate unsecured corporate debt with a focus on laddering our maturities and reducing our cost of borrowings. We anticipate this process could take through 2014, but are pleased with the progress we are making in our dialogue with the rating agencies.

For properties owned in joint ventures, we will continue to obtain property-level financing. In March, we closed a new 10-year $100 million loan with a fixed interest rate of 3.4795%, secured by Friendly Center in Greensboro, NC, and retired the existing $77.5 million loan. We also closed on a new $16 million loan secured by Renaissance Center Phase II, a community center in Durham, NC. This 10-year, non-recourse loan with a fixed interest rate of 3.4895%, replaced the existing $15.7 million loan. These properties are owned in a 50/50 joint venture. Excess proceeds from these loans were used to retire loans secured by office buildings in the same joint venture. In January, we retired a $63.6 million loan secured by Westmoreland Mall, which was scheduled to mature in March, and a $13.5 million recourse loan on Statesboro Crossing. Subsequent to the quarter-end, we retired the $228 million unsecured bank term loan as well as the $72 million loan secured by South County Center in St. Louis, MO.

With these activities we have addressed all of our maturing debt obligations for 2013. As we look ahead to 2014, the $32 million loan secured by Northpark Mall opens to prepay this December, which we intend to retire with our lines of credit.

Regarding the Westfield preferred units, our guidance assumes a mid-year payoff, and we remain on track to redeem these units. Funding of the redemption has been a question that we have received quite often. As Katie mentioned, we raised over $105 million in the first quarter through ATM equity issuance and dispositions. In the near term, we plan to fund the redemption by using this recently raised capital and our lines of credit. While we do not view the lines of credit as a long-term solution, it does provide us with time and flexibility to raise a more permanent source of equity. These sources may include proceeds from additional dispositions of our non-core and mature assets. Additionally, depending on the trading level of our stock, we can continue to access our ATM.

We ended the quarter with $841 million available on our lines of credit. Our financial covenant ratios remain very sound, with an interest coverage ratio of 2.64 times as of March 31, 2013 compared with 2.46 times as of March 31, 2012 and a fixed charge coverage ratio of 2.05 times as of March 31, 2013 compared with 1.91 times as of March 31, 2012. Our debt-to-total market capitalization was 51.0% as of March 31, 2013 compared with 55.7% as of the same period last year.

FINANCIAL REVIEW:
First quarter 2013 FFO was $0.53 per share, an 8.2% increase over the prior-year period. Improvements in FFO for the first quarter were driven primarily by top-line revenue growth from our same-center portfolio and contributions from the recent acquisitions. Despite the assumption of debt from recent acquisitions, interest expense was relatively flat during the quarter as a result of lower weighted-average interest rates from the payoff of higher rate loans, favorable financings and lower rates on the lines of credit as compared with the prior year period. G&A as a percentage of revenue was 5.0% for the quarter compared with 5.6% in the prior-year period. G&A in the first quarter 2013 declined as a result of one-time expenses in the first quarter 2012. Our cost recovery ratio for the first quarter was 94.4% compared with 96.9% in the prior-year period. The cost recovery ratio in the current quarter was impacted by an increase in snow removal expense of approximately $900,000 and bad debt expense of $485,000 compared with the prior-year period.

Portfolio same-center NOI grew 1.0% for the quarter. While this is at the low end of our full-year guidance, we anticipate NOI growth to improve throughout 2013. Same-center NOI growth was negatively impacted by the increase in snow removal and bad debt expense. Excluding these items, same-center total portfolio NOI would have increased 1.8% for the first quarter and 1.4% in the mall portfolio. The growth in same-center NOI is primarily being driven by improvements in rental rates and overall revenue increases.

GUIDANCE:
We are maintaining our FFO guidance for 2013 in the range of $2.18 per share to $2.26 per share despite the dilutive impact of the 2.7 million shares issued through the ATM during the quarter, as well as the asset sales. The guidance incorporates our same-center NOI growth forecast of 1.0% to 3.0%, and portfolio occupancy improvements of 25 to 50 basis points for the year-end, nearing 95%. Our guidance also assumes the redemption of the Westfield preferred units by mid-year using availability on the lines of credit and cash on hand. As always, our guidance does not include any unannounced transactions.

Now I'll turn the call back to Stephen for closing remarks.

Stephen:

CONCLUSION:
We've had a great start to 2013, which was highlighted by the third consecutive annual increase in our common dividend of approximately 5% announced in February. We are enthusiastic about the depth of new development and redevelopment opportunities for generating ongoing growth in the CBL portfolio. While there is no shortage of negative headlines, our customer is still shopping and the underlying improvement in employment and the economy is helping our malls' performance. As everyone is aware, events at JC Penney have created concerns over their future. With 75 JC Penney stores in our portfolio, we are certainly watching that situation closely. The JC Penney stores I have seen over the past month look much better as a result of the investment in new shops and new concepts they have added such as Joe Fresh, IZOD and Levi's. We are confident that their new management will fix their pricing and marketing issues, and sales will recover as the year progresses. We are also encouraged by their recent increase in credit availability and vote of confidence they received from savvy investors. At the same time, we keep a current inventory of anchor locations that we believe could be at risk and potential replacement strategies. The market often seems to forget the resiliency of the mall business. In past years, malls have absorbed significant consolidation and closures by major department stores, box and small shop retailers, not to mention competition from the Internet, and emerged stronger and more profitable than ever. The overriding factor in all of these examples is that a well-located mall in a dynamic market is a great asset to own. Our strategy of owning the dominant or the only mall in its trade area is designed to ensure that over time our portfolio can absorb changes in the retail landscape and emerge even stronger.

We are looking forward to a productive ICSC RECon in Las Vegas next month and hope to see many of you there as well. We would now be happy to answer any questions you may have.